HUMANATE DIGITAL, INC.

REVIEWED FINANCIAL STATEMENTS
FROM INCEPTION (MARCH 13, 2023) TO YEAR ENDED DECEMBER 31, 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Humanate Digital, Inc.
Bryan, Texas

We have reviewed the accompanying financial statements of Humanate Digital, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2023, and the related statement of operations, statement of changes in stockholders' equity, and cash flows for the period from Inception (March 13, 2023) to December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 24, 2024
Los Angeles, California

HUMANATE DIGITAL INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	103,808
Total current assets		**103,808**
Total assets	$	**103,808**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Total current liabilities		**-**
Simple Agreement for Future Equity (SAFEs)		162,500
Convertible Notes		25,000
Accrued Interest on Convertible Notes		199
Total liabilities		**187,699**
STOCKHOLDERS EQUITY		
Common Stock		-
Additional Paid in Capital		44,000
Accumulated Deficit		(127,891)
Total stockholders' equity		**(83,891)**
Total liabilities and stockholders' equity	$	**103,808**

See accompanying notes to financial statements.

From March 13, 2023 (Inception) to	December 31, 2023
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	115,192
Total operating expenses	115,192
Operating income/(loss)	(115,192)
Interest expense	199
Other Loss/(Income)	12,500
Income/(Loss) before provision for income taxes	(127,891)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	$ (127,891)

See accompanying notes to financial statements.

HUMANATE DIGITAL INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Shareholders' Equity
March 13, 2023 (Inception)	-	$ -	$ -	$ -	**$ -**
Issuance of Common Stock	295	-	44,000	-	44,000
Net income/(loss)	-	-	-	(127,891)	(127,891)
Balance—December 31, 2023	**295**	**$ -**	**$ 44,000**	**$ (127,891)**	**$ (83,891)**

See accompanying notes to financial statements.

From March 13, 2023 (Inception) to		December 31, 2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(127,891)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Fair value in excess of stated value of derivative instrument		12,500
Changes in operating assets and liabilities:		
Accrued Interest on Convertible Notes		199
Net cash provided/(used) by operating activities		**(115,192)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net cash provided/(used) in investing activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing on Convertible Notes		25,000
Proceeds from Issuance of Stock		44,000
Borrowing on Simple Agreement for Future Equity (SAFEs)		150,000
Net cash provided/(used) by financing activities		**219,000**
Change in cash		103,808
Cash—beginning of year		-
Cash—end of year	$	**103,808**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Humanate Digital Inc. was initially established as a Limited Liability Company in the state of Texas on March 13, 2023. On October 9, 2023, the Company underwent conversion from a Texas LLC to a Delaware Corporation, operating as a foreign corporation. The financial statements of Humanate Digital Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bryan, Texas.

The Company offers Healthcare Patient Intake Systems that comprises of Artificial Intelligence (AI), Proprietary Large Language Model, and Machine Learning of a Patient's Medical Records. The company is an AI SaaS B2B company that charges a monthly subscription per user.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents did not exceed the FDIC insured limit.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to, in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Income Taxes

Humanate Digital Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 24, 2024, which is the date the financial statements were issued.

3.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000 shares of Common Stock at a par value of $0.0001. As of December 31, 2023, 295 shares were issued and outstanding.

4.   DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

Description	Principal Amount	Borrowing Period	Valuation Cap	Discount	December 31, 2023
Safes I-II	$ 150,000	Fiscal Year 2023	$ 5,000,000	70%	$ 150,000
Change in Fair Value of SAFEs					$ 12,500
Total SAFE(s)	**$ 150,000**				**$ 162,500**

If there is an Equity Financing before the termination of this SAFE, the Company will automatically issue to the Investor that number of units of Membership Interest equal to the quotient (rounded down to the nearest whole unit) obtained by dividing the Purchase Amount by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, the Investor will, at its option, receive: (i) a cash payment equal to the Purchase Amount; or (ii) automatically receive from the Company that number of units of Membership Interest equal to the quotient (rounded down to the nearest whole unit) obtained by dividing the Purchase Amount by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this SAFE terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Membership Interests by reason of their ownership thereof. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

Convertible Note(s)

The Company has issued convertible loan note to the lender. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2023 Convertible Note I	$ 25,000	5.00%	11/03/2023	11/03/2025	199	199		25,000	25,199
Total	$ 25,000				$ 199	$ 199	$ -	$ 25,000	$ 25,199

The convertible notes are convertible into common shares at a conversion price. If a Qualified Financing occurs ($2,000,000 round or greater) on or before the Maturity Date, then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into equity securities sold in such Qualified Financing at a conversion price (the "Conversion Price") equal to the lesser of: (i) eighty percent (80.00%) of the lowest per unit purchase price of the equity securities issued in the Qualified Financing; and (ii) the Cap Price. The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

5. INCOME TAXES

The provision for income taxes for the period ended December 31, 2023 consists of the following:

As of Year Ended December 31,		2023
Net Operating Loss	$	(26,857)
Valuation Allowance		26,857
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2023 are as follows:

As of Year Ended December 31,		2023
Net Operating Loss	$	(26,857)
Valuation Allowance		26,857
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the period ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $127,891, and the Company had state net operating loss ("NOL") carryforwards of approximately $127,891. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through April 24, 2024, which is the date the financial statements were available to be issued.

The Company has executed stockholder agreements and is finalizing amendments to its articles of incorporation, which will allow the issuance of 1,000,000 shares of Common Stock, comprising 50,000 shares of voting Class A Common Stock and 950,000 shares of non-voting Class B Common Stock. In the first page, 50,000 shares of Class A and 24,000 shares of Class B will be issued to existing shareholders.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.